UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, November 2025

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

On November 19, 2025, Freight Technologies, Inc. (“the “Company”) entered into (a) securities purchase agreement (the “Securities Purchase Agreement”) with the investors named therein (each, a “Buyer” and collectively, the “Buyers”), pursuant to which the Company agreed to sell to the Buyers senior convertible promissory notes in the aggregate original principal amount of $1,000,000 (the “Notes”) for an aggregate purchase price of $900,000 on the terms and subject to the conditions set forth therein; (b) a transfer and cancellation agreement (the “Cancellation Agreement”) with Fetch Compute, Inc. (“Fetch”) to terminate the Prior SPA (as defined below) and cancel Series A4 preferred shares of the Company par value $0.0001 per share (the “Preferred Shares”); and (c) a pre-paid services agreement with Fetch (the “Service Agreement”), pursuant to which Fetch will provide AI-related services to the Company and the Company will issue equity-based consideration, including a pre-funded warrant (the “Pre-funded Warrant”), to Fetch as consideration. The material terms of these agreements are summarized below.

Securities Purchase Agreement

The Securities Purchase Agreement contains customary representations and warranties of the Company and the Buyers, covenants regarding SEC and “blue sky” filings, reporting status, and reservation of ordinary shares of the Company, with no par value (“Ordinary Shares”), for issuance upon conversion of the Notes. Pursuant to the Securities Purchase Agreement, the Company has agreed not to enter into any Dilutive Issuances (as defined in the Note) until the date no Notes remain outstanding.

On November 20, 2025, the Company issued and sold, and the Buyers purchased, the Notes pursuant to the Securities Purchase Agreement.

Senior Convertible Note

The Notes are senior to all outstanding and future unsecured indebtedness of the Company and its subsidiaries, other than Permitted Indebtedness (as defined in the Notes) secured by Permitted Liens (as defined in the Notes) and are junior to notes issued pursuant to that certain note purchase agreement dated as of April 29, 2025 by and between the Company and the investor party thereto. The Notes accrue interest at an annual rate equal to ten percent (10)% per annum on the basis of a 360-day year and twelve 30-day months and are payable in arrears on the first calendar day of each calendar month (the “Interest Day”) with the first Interest Date being January 15, 2026. Interest on any outstanding Principal (as defined in the Notes) at the applicable Interest Rate (as defined in the Notes) is payable on each Interest Date, to the holder of the Notes on the applicable Interest Date, in Ordinary Shares (“Interest Shares”) so long as there has been no Equity Conditions Failure (as defined in the Notes); provided however, that the Company may, at its option following notice to the holder of the Notes, pay such interest in cash or in a combination of cash and Interest Shares. The Notes mature on November 20, 2027, subject to extension in certain circumstances specified in the Notes.

The holders of the Notes may convert outstanding principal, accrued interest and certain other amounts into Ordinary Shares (“Conversion Shares”). The Notes are convertible at an initial conversion price of $0.90, which conversion price is subject to customary adjustments for share splits, dividends, combinations or other such similar corporate events, subject to a floor price of $0.14. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The holders of the Notes also have customary piggy back registration rights with respect to the resale of the Conversion Shares, subject to certain exceptions.

The Notes include customary covenants and events of default, remedies including redemption rights following certain triggering events, rights upon subsequent placements, anti-dilution protections for variable price security issuances and mechanics for fundamental transactions.

Cancellation Agreement

As previously reported in the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2025, the Company entered into a securities purchase agreement dated March 31, 2025 (as subsequently amended on June 26, 2025, the “Prior SPA”) with Fetch, pursuant to which Fetch purchased 2,311,248 Preferred Shares (the “Purchased Securities”) for a purchase price of approximately $5,200,000, payable in 11,300,000 FET tokens. All Purchased Securities were issued to Fetch on or about April 21, 2025.

Pursuant to the Cancellation Agreement, the parties agreed to terminate and cancel the Prior SPA in full and Fetch will convert 22,104 shares of the Purchased Securities (the “Converted Securities”), which the parties agree will convert into 113,253 Ordinary Share and Fetch will transfer the remaining 2,289,144 Purchased Securities (the “Remaining Securities”), and all of Fetch’s right, title, and interest in and to all of the Remaining Securities, to the Company. In exchange, the Company will return the 11,300,000 FET tokens and make a payment of $880,000 to Fetch, on the terms set forth therein.

Services Agreement

Pursuant to the Services Agreement, Fetch will provide ASI1 Platform (as defined under the Service Agreement) and Fetch Developer Tools (the “Fetch Development” and collectively, together with the ASI Platform, the “Fetch Platform”) which the Company can use to develop its own products and services (the “Freight Developed Products”). and a credit of up to an aggregate amount of $1,500,000 in defrayal of the network, usage (or gas), or access fees the Company would have incurred by the usage of the Fetch Platform for the development of the Freight Developed Products; in exchange, the Company will provide equity award including a non-refundable payment of 475,000 Ordinary Shares (the “Initial Ordinary Shares”) and (ii) a Pre-funded Warrant to purchase 911,747 Ordinary Shares (the “Warrant Shares”). The term of the Services Agreement is three years, subject to earlier termination as provided therein.

The Services Agreement includes compliance and transfer restrictions consistent with applicable securities laws, and customary limitations including a daily sale volume limit on Ordinary Shares acquired pursuant to the agreement and a prohibition on short sales during the term. The Services Agreement calls for no cash fees other than certain pre-approved pass-through expenses.

Pre-Funded Warrant

The Pre-funded Warrant is exercisable immediately with a nominal exercise price and remain outstanding until exercised in full. The Pre-funded Warrant is exercisable immediately and has a five-year term. The Pre-funded Warrant provides for cashless exercise if, among other things, no effective registration statement is available for the resale of the underlying Ordinary Shares. The Pre-funded Warrant contains beneficial ownership limitations generally preventing exercises to the extent such exercise would result in the holder, together with its affiliates, beneficially owning more than 9.99% of the outstanding Ordinary Shares, subject to holder increase or decrease on 61 days’ notice, as applicable. The holder of the Pre-funded Warrant, shall not, directly or indirectly, sell, dispose of, or otherwise transfer on any trading day, in the aggregate across all accounts and through any broker or venue, a number of Ordinary Shares acquired pursuant to the Services Agreement that exceeds ten percent (10%) of the total consolidated trading volume of the Ordinary Shares reported on Nasdaq for such trading day.

Certain Related Matters

The Securities Purchase Agreement, form of the Note, the Cancellation Agreement, the Services Agreement, the form of the Pre-Funded Warrant are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, respectively, to this Current Report on Form 6-K, and the description above of the material terms of the Securities Purchase Agreement, the Notes, the Cancellation Agreement, the Services Agreement, the Pre-Funded Warrant is qualified in its entirety by reference to each such exhibit.

Unregistered Sales of Securities

The Notes, the Conversion Shares, the Initial Ordinary Shares, the Pre-funded Warrant and the Warrant Shares were issued, or will be issuable, in transactions not involving a public offering and were issued, or will be issued, in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act, as amended (the “Securities Act”) and/or Rule 506(b) of Regulation D thereunder. The securities have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Other Related Matters

As previously reported in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 28, 2025, the Company is in the process of amending its Memorandum and Articles of Association to provide for mandatory conversions of preferred shares to Ordinary Shares to simplify the capitalization of the Company. The Company has received the requisite Series A and Series B preferred shareholder approval for these changes. The Company plans to file its Amended and Restated Memorandum and Articles of Association with Registrar of Corporate Affairs of the British Virgin Islands after its 2025 Annual Meeting of Shareholders, which will be held on December 18, 2025. The Company is seeking shareholders’ ratification of the Amended and Restated Memorandum and Articles of Association as Proposal No. 4 in Exhibit 99.1 to the Notice of 2025 Annual Meeting of Members and Proxy Statement included in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 12, 2025.

Issuance of Press Release

On November 20, 2025, the Company issued a press release announcing the Services Agreement and certain other matters. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information furnished in Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto, the statements contained therein, and this Report of Foreign Private Issuer on Form 6-K may include “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K or Form 20-F, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Reports of Foreign Private Issuer on Form 6-K, as applicable, and other filings with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between Freight Technologies, Inc. and the Buyers, dated as of November 19, 2025
10.2	Form of Senior Convertible Promissory Note issued November 20, 2025
10.3	Transfer and Cancellation Agreement by and between Freight Technologies, Inc. and Fetch Compute, Inc dated November 19, 2025
10.4	Pre-Paid Services Agreement by and between Freight Technologies, Inc. and Fetch Compute, Inc dated November 19, 2025
10.5	Form of Pre-Funded Warrant
10.6	Proposed Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 10.5 to the Form 6-K filed on October 28, 2025)
99.1	Press Release dated November 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer